EXHIBIT 99.3

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Security Class Holder Account Number

Form of Proxy - Annual Meeting to be held on April 22, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on April 18, 2008.

Appointment of Proxyholder
THE UNDERSIGNED, being the holder of common shares of HUSKY ENERGY INC. (the "Corporation") hereby nominates, constitutes and appoints Canning K.N. Fok of Hong Kong, a Co-Chairman and a director of the Corporation, or failing him, John C.S. Lau of Calgary, Alberta, President & Chief Executive Officer and a director of the Corporation

OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting of the shareholders of the Corporation to be held at 10:30 AM (Calgary time) on the 22nd day of April, 2008 and at any adjournment(s) thereof, and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXTOVER THE BOXES.

1. Election of Directors

01 Victor T.K. Li	For Withhold [ ] [ ]	02 Canning K.N. Fok	For Withhold [ ] [ ]	03 R. Donald Fullerton	For Withhold [ ] [ ]
04 Martin J.G. Glynn	For Withhold [ ] [ ]	05 Holger Kluge	For Withhold [ ] [ ]	06 Poh Chan Koh	For Withhold [ ] [ ]
07 Eva Lee Kwok	For Withhold [ ] [ ]	08 Stanley T.L.Kwok	For Withhold [ ] [ ]	09 John C.S. Lau	For Withhold [ ] [ ]
10 Colin S. Russel	For Withhold [ ] [ ]	11 Wayne E Shaw	For Withhold [ ] [ ]	12 William Shurniak	For Withhold [ ] [ ]
13 Frank J. Sixt	For Withhold [ ] [ ]
2.	Appointment of Auditors
The appointment of KPMG LLP as auditors of the Corporation.					For Withhold [ ] [ ]

Upon any other business which may properly come before the meeting or any adjournment(s) thereof, in such manner as the said proxy holder sees fit.

Authorized Signatures - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

Interim Financial Statements		Annual Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist .